Hilltop Holdings Inc. 200 Crescent Court, Suite 1330 Dallas, Texas 75201 Tel: 214.855.2177 Fax: 214.855.2173 www.hilltop-holdings.com NYSE: HTH

October 8, 2013	Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Hilltop Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed on March 15, 2013

Response Filed September 3, 2013

File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby acknowledges receipt of the letter dated September 23, 2013, containing comments from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Comment Letter”).  Pursuant to the telephone conversation between Mr. Paul Cline of the Commission, and Darren Parmenter of the Company, on October 8, 2013, this letter evidences the Company’s intent to respond to the Comment Letter on or before October 22, 2013.  We sincerely appreciate your extension of the 10-day response deadline.

Very truly yours,

/s/ COREY PRESTIDGE

Corey Prestidge
General Counsel

CGP:cp

cc:                                                                                John P. Nolan

Paul Cline

U.S. Securities and Exchange Commission